UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tecogen Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87876P201

(CUSIP Number)

January 29, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 87876P201

1	Names of Reporting Persons Tryfon Natsis and Depoina Pantopoulou, as Joint Tenants with the Right of Survivorship

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,616,673 shares of Common Stock

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,616,673 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,673 shares of Common Stock

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.1%(1)

12	Type of Reporting Person (See Instructions) IN

(1) This percentage has been calculated based on 19,949,672 shares of Tecogen Inc. common stock outstanding as of November 4, 2016, as reported in Tecogen Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission on November 14, 2016.

SCHEDULE 13G

CUSIP No. 87876P201

Item 1(a).		Name of Issuer: Tecogen Inc. (the “Issuer”).
Item 1(b).		Address of Issuer’s Principal Executive Offices: 45 First Avenue Waltham, Massachusetts 02451

Item 2(a).		Name of Person Filing: This statement is being filed by Tryfon Natsis and Despoina Pantopoulou, as spouses and Joint Tenants with the Right of Survivorship, as Reporting Persons.
Item 2(b).		Address of Principal Business Office or, if none, Residence: The residential address for each Reporting Person is 36 Chemin Du Milieu, Collonge-Bellerive, Geneva, Switzerland 1245.
Item 2(c).		Citizenship: Each Reporting Person is a citizen of Greece.
Item 2(d).		Title of Class of Securities: The class of securities to which this Schedule 13G relates is shares of common stock, par value $0.001 per share (the “Common Shares”), of the Issuer.
Item 2(e).		CUSIP Number: The CUSIP number for the Common Shares is 87876P201.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

SCHEDULE 13G

CUSIP No. 87876P201

Item 4.	Ownership.
(a) Amount beneficially owned: 1,616,673 Common Shares.
(b)

Percent of class:

8.1% (based on 19,949,672 Common Shares outstanding as of November 4, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission on November 14, 2016).

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,616,673
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,616,673

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

SCHEDULE 13G

CUSIP No. 87876P201

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2017	/s/ Tryfon Natsis
Tryfon Natsis,
in his capacity as a Joint Tenant with the Right of Survivorship

January 31, 2017	/s/ Despoina Pantopoulou
Despoina Pantopoulou,
in her capacity as a Joint Tenant with the Right of Survivorship

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).